UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-1)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

GOLDLEAF FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

38144H 10 9

(CUSIP Number)

The Lightyear Fund, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 328-0555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 38144H109		Page 2 of 10

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR PBI HOLDINGS, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

2,346,000
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

2,346,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

THE LIGHTYEAR FUND, L.P., a Delaware limited partnership. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

2,346,000
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

2,346,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P., a Delaware limited partnership. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

2,346,000
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

2,346,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR FUND GP, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

2,346,000
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

2,346,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

MARRON & ASSOCIATES, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

2,346,000
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

2,346,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

DONALD B. MARRON, an individual. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

2,346,000
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

2,346,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON*

IN

This Amendment No. 5 amends and supplements Items 3, 4, 5 and 6 of the initial Schedule 13D jointly filed on January 29, 2004 (the “Initial Schedule 13D”), by (1) Lightyear PBI Holdings, LLC, a Delaware limited liability company (“Holdings”), (2) The Lightyear Fund, L.P., a Delaware limited partnership, (3) Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership, (4) Lightyear Fund GP, LLC, a Delaware limited liability company, (5) Marron & Associates, LLC, a Delaware limited liability company and (6) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on October 20, 2005, Amendment No. 2 to the Initial Schedule 13D filed on December 9, 2005, Amendment No. 3 to the Initial Schedule 13D filed on May 23, 2006, and Amendment No. 4 to the Initial Schedule 13D filed on July 11, 2006 (as so amended, the “Schedule 13D”), each relating to the Common Stock, no par value (the “Common Stock”), of Goldleaf Financial Solutions, Inc., a Tennessee corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D.

This Amendment No. 5 is filed pursuant to the Joint Filing Agreement, dated January 27, 2004, attached to the Initial Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 3. Source of Funds or Other Consideration

In connection with the closing of the transactions contemplated by the Redemption and Recapitalization Agreement (the “Redemption Agreement”) dated April 25, 2006 between the Company and Holdings, on October 11, 2006, Holdings was issued 2,346,000 shares of common stock of the Company (“Shares”) in exchange for (i) Warrants issued to Holdings in January 2004, which entitled Holdings to purchase 3,200,000 Shares at an exercise price of $6.25 per share (the “2004 Warrants”), (ii) Warrants issued to Holdings in April 2006 to purchase 153,409 Shares at an exercise price of $6.60 per share (the “April 2006 Warrants”) and (iii) Warrants issued to Holdings in July 2006 to purchase 79,593 Shares at an exercise price of $6.60 per share (the “July 2006 Warrants”). In connection with the Redemption Agreement, Holdings agreed, for a period of 18 months from the closing with certain limited exceptions, not to offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge, directly or indirectly, any of the Shares of the Company issued to Holdings under the Redemption Agreement. The foregoing price and underlying share numbers have been adjusted to reflect the Company’s one new for five old stock split of its authorized and outstanding Shares, effective September 8, 2006.

2. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 4. Purpose of Transaction.

The text of Items 3 and 6 are incorporated herein by reference.

3. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO DELETE PARAGRAPHS (a)-(c) THEREOF IN THEIR ENTIRETY AND TO SUBSTITUTE THE FOLLOWING INFORMATION:

Item 5. Interest in Securities of the Issuer.

(a) —(b) As a result of the issuance of the Shares to Holdings in exchange for the 2004 Warrants, the April 2006 Warrants and the July 2006 Warrants, the Reporting Persons may be deemed to be the beneficial owners of 2,346,000 Shares. Based upon 15,508,120 Shares outstanding as disclosed in the Company’s press release filed by the Company with the Securities and Exchange Commission on October 12, 2006, the Shares constitute approximately 15.1% of the issued and outstanding shares of common stock of the Company after giving effect to the transactions contemplated by the Redemption Agreement.

As a result of the issuance of the Shares to Holdings, each of the Reporting Persons may be deemed to be the beneficial owner of the Shares. Each of the Reporting Persons could be deemed to have shared voting or dispositive power over the Shares owned by Holdings. Each of the Reporting Persons, except for Holdings, however, disclaims beneficial ownership in the Shares, except to the extent of any pecuniary interest they may have in Holdings.

In addition to the issuance of the Shares for the 2004 Warrants, the April 2006 Warrants and the July 2006 Warrants, pursuant to the Redemption Agreement, Holdings surrendered for cancellation (i) presently exercisable Warrants to purchase 378,788 Shares at an exercise price of $6.60 per share (the “2005 Warrants”) in exchange for a $1,200,000 cash payment and (ii) Warrants exercisable on or after June 9, 2007 to purchase 378,788 Shares at an exercise price of $6.60 per share (the “2007 Warrants”) without consideration.

(c) Except as set forth in this Amendment No. 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Shares during the past 60 days.

4. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text of Item 3 is incorporated herein by reference.

Disposition of Securities

Pursuant to the Redemption Agreement, on October 11, 2006, Holdings surrendered for cancellation the 2004 Warrants, the April 2006 Warrants and the July 2006 Warrants in exchange for 2,346,000 Shares of the Company. Pursuant to the Redemption Agreement, Holdings also surrendered for cancellation (i) the 2005 Warrants in exchange for a $1,200,000 cash payment and (ii) the 2007 Warrants without consideration.

Redemption of Preferred Stock

Pursuant to the Redemption Agreement, on October 11, 2006, Holdings surrendered to the Company for cancellation all of its outstanding Series A Preferred Stock and Series C Preferred Stock in exchange for an amount equal to the liquidation preference of those shares, which included all accrued and unpaid dividends. The liquidation preference paid to Holdings was $22.1 million in respect of the Series A Preferred Stock and $10.9 million in respect of the Series C Preferred Stock.

Termination of Guaranty

Pursuant to the Redemption Agreement, on October 11, 2006, the guarantee by The Lightyear Fund, L.P. of the obligations of the Company under the Term B Loan and the side letter entered into between The Lightyear Fund, L.P. and the Company regarding the guarantee (the “Guaranty Side Letter”) were cancelled.

Resignation of Director

Pursuant to the Redemption Agreement, on October 11, 2006, Thierry Ho, a director of the Company affiliated with Holdings, resigned from the board of directors of the Company.

Amended and Restated Securityholders Agreement

Pursuant to the Redemption Agreement, the Securityholders Agreement was amended and restated to provide Holdings with a single piggyback registration right during the 18 month restricted period, and thereafter with a single demand registration right and unlimited piggyback registration rights, in each case on substantially the same terms as provided in the Securityholders Agreement.

6. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 7. Material to be Filed as Exhibits

Exhibit 99.16	Amended and Restated Securityholders Agreement between Goldleaf Financial Solutions, Inc. f/k/a Private Business, Inc. and Lightyear PBI Holdings, LLC, dated as of October 11, 2006

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 13, 2006

LIGHTYEAR PBI HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
	Title:	Manager

THE LIGHTYEAR FUND, L.P.

By:	Lightyear Fund GP, LLC,
its general partner

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

THE LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.

By:	Lightyear Fund GP, LLC,
its general partner

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

LIGHTYEAR FUND GP, LLC

By:	Marron & Associates, LLC, its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

DONALD B. MARRON, an individual

/s/ Timothy J. Kacani
Timothy J. Kacani, Attorney-in-Fact